UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                         MONEY CENTERS OF AMERICA, INC.
    ------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
    ------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   60936J 10 1
    ------------------------------------------------------------------------
                                 (CUSIP Number)

                             Richard L. Cohen, Esq.
                              c/o Duane Morris LLP
                                One Liberty Place
                           Philadelphia, PA 19103-7396
                                 (215) 979-1140
    ------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 15, 2004
    ------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                                   Page 1 of 5
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CUSIP No. 60936J 10 1                  13D                     Page 2 of 5 pages
________________________________________________________________________________


                        1.  NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO.

                            2003 Grantor Retained Annuity Trust of
                            Christopher M. Wolfington (25-6850845)
                        ________________________________________________________
                        2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [_]
                                                                         (b) [X]
                        ________________________________________________________
                        3.  SEC USE ONLY
                        ________________________________________________________
                        4.  SOURCE OF FUNDS

                            00
                        ________________________________________________________
                        5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                            REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [_]
                        ________________________________________________________
                        6.  CITIZENSHIP OR PLACE OR ORGANIZATION

                            Commonwealth of Pennsylvania
________________________________________________________________________________
  NUMBER OF SHARES      7.  SOLE VOTING POWER 3,108,772
  BENEFICIALLY OWNED
  BY EACH REPORTING
  PERSON WITH:          ________________________________________________________
                        8.  SHARED VOTING POWER 0
                        ________________________________________________________
                        9.  SOLE DISPOSITIVE POWER 0
                        ________________________________________________________
                        10. SHARED DISPOSITIVE POWER 3,108,772
________________________________________________________________________________
                        11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                            REPORTING PERSON 3,108,772
                        ________________________________________________________
                        12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                            EXCLUDES CERTAIN SHARES                          [_]
                        ________________________________________________________
                        13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                            13.0%
                        ________________________________________________________
                        14. TYPE OF REPORTING PERSON OO
                        ________________________________________________________

Item 1.  Security and Issuer.

         This statement relates to shares of common stock, par value $.001 per share ("Common Stock"), of Money Centers of America, Inc. (the "Issuer"). The principal executive office address of the Issuer is 700 South Henderson Road, Suite 325, King of Prussia, Pennsylvania 19406.

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CUSIP No. 60936J 10 1                  13D                     Page 3 of 5 pages
________________________________________________________________________________


Item 2.  Identity and Background.

         (a) 2003 Grantor Retained Annuity Trust of Christopher M. Wolfington is the person filing this report and is hereinafter referred to as the "Reporting Person." The Trustee of the Reporting Person is Matthew A. Taylor and the business address for the Reporting Person is c/o Duane Morris LLP, One Liberty Place, Philadelphia, PA 19103-7396. The Reporting Person was organized in the Commonwealth of Pennsylvania.

Item 3.  Source and Amount of Funds or Other Consideration.

         On October 15, 2004, the Issuer became the successor to iGames Entertainment, Inc., the former parent company of the Issuer ("iGames"), pursuant to the terms of a Merger Agreement dated as of August 10, 2004 (the "Redomestication Merger Agreement"). Pursuant to the terms of the Redomestication Merger Agreement, each issued and outstanding share of iGames' common stock was converted into one share of the Issuer's Common Stock, each issued and outstanding option to purchase a share of iGames' common stock was converted into an option to purchase one share of Common Stock, each issued and outstanding share of iGames' Series A Convertible Preferred Stock, par value $.004 per share ("Series A Preferred Stock"), was converted into 11.5 shares of the Issuer's Common Stock and certain issued and outstanding warrants to purchase iGames common stock were converted into 1.15 shares of the Issuer's Common Stock. Accordingly, pursuant to the terms of the Redomestication Merger Agreement, the Reporting Person was issued 3,108,772 shares of the Issuer's Common Stock in exchange for its 270,328 shares of iGames' Series A Preferred Stock.

Item 4.  Purpose of Transaction.

         The purpose of acquiring the Common Stock was to effect the redomestication merger.

         The Reporting Person currently does not have any plans and is currently not considering any proposals that relate to or that would result in:

         (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, other than transfers to Christopher M. Wolfington or trusts formed by Mr. Wolfington, as such distributions may occur from time to time in accordance with the terms of the trust;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) any material change in the present capitalization or dividend policy of the Issuer;

         (f) any other material change in the Issuer's business or corporate structure;

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CUSIP No. 60936J 10 1                  13D                     Page 4 of 5 pages
________________________________________________________________________________


         (g) changes in the Issuer's Certificate of Incorporation, Bylaws or instruments corresponding thereto or other actions that may impede the acquisition or control of the Issuer by any person;

         (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         (a) The Reporting Person is the direct beneficial owner of 3,108,772 shares of Common Stock or approximately 13.0% of the Issuer's Common Stock, calculated in accordance with Rule 13d-3.

         (b) The Trustee of the Reporting Person has sole voting power over 3,108,772 shares of Common Stock. The Trustee of the Reporting Person has shared dispositive power with respect to 3,108,772 shares of Common Stock. Christopher
M. Wolfington, beneficiary of the Reporting Person, has shared dispositive power with respect to these shares of Common Stock. Mr. Wolfington is Chief Executive Officer of the Issuer. Mr. Wolfington's business address is 700 South Henderson Road, Suite 325, King of Prussia, Pennsylvania 19406. To the knowledge of the Reporting Person, during the last five years Mr. Wolfington has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). To the knowledge of Reporting Person, during the last five years, Mr. Wolfington was not party to a civil proceeding of a judicial or an administrative body of competent jurisdiction as a result of which Mr. Wolfington was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Wolfington is a citizen of the United States.

         (c) The Reporting Person has not effected any transactions in the securities of the Issuer during the past sixty days except as set forth in Items 3 and 4 above.

         (d) No person other than the Trustee of the Reporting Person or Mr. Wolfington has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to the Issuer.

         Not applicable.

Item 7.  Material to Be Filed as Exhibits.

         None.

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CUSIP No. 60936J 10 1                  13D                     Page 5 of 5 pages
________________________________________________________________________________


                                    SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                        DATE: November 1, 2004


                                        2003 Grantor Retained Annuity Trust of
                                        Christopher M. Wolfington


                                        By: /s/ Matthew A. Taylor
                                            --------------------------
                                            Matthew A. Taylor, Trustee